UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2008

Commission File Number: 333-144993

Cell Kinetics Ltd.
(Name of Registrant)

2 Yodfat Street
Lod 71291, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______.

Attached hereto and incorporated herein are the following items to be mailed to the shareholders of Cell Kinetics Ltd. (the “Registrant”):

Exhibit No.	Description

99.1
The Notice of Annual and Extraordinary General Meeting of Shareholders and Proxy Statement in connection with the 2008 Annual and Extraordinary General Meeting of Shareholders of the Registrant, to be held on October 7, 2008 (the “Meeting”)

99.2	Proxy Card in connection with the Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cell Kinetics Ltd.

Dated: August 27, 2008	By:	/s/ Israel Fisher
Name: Israel Fisher
Title: Chief Financial Officer